UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 3, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

Attached as Exhibit 99.1 is the definitive proxy statement for the meeting of stockholders of Navios Maritime Acquisition Corporation (the “Company”) to be held on May 25, 2010 to vote on (i) the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, and (ii) amendments to Company’s amended and restated articles of incorporation, both as more fully described in the definitive proxy statement. As previously announced, the record date for voting at such meeting was April 30, 2010.
Exhibits

Exhibit No.	Exhibit

99.1	Definitive Proxy Statement dated May 3, 2010.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: May 4, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer